[redacted]

09041774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 29 2009
Washington, DC
121

SEC FILE NUMBER
8-52266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cogent Alternative Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Sasco Hill Road, Suite 300
(No. and Street)

Fairfield (City) Connecticut (State) 06824 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Doeberl 203-256-9498
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) Connecticut (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB* 7/8

OATH OR AFFIRMATION

I, Robert Doeberl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cogent Alternative Strategies, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Doeberl
Signature

President
Title

Joy Jattan-Ramsumair 4/15/09
Notary Public

JOY JATTAN-RAMSUMAIR
Notary Public, Connecticut
My Commission Expires Mar. 31, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Cogent Alternative Strategies, Inc.

We have audited the accompanying statement of financial condition of Cogent Alternative Strategies, Inc. (the "Company"), as of March 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cogent Alternative Strategies, Inc. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
May 20, 2009

COGENT ALTERNATIVE STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

ASSETS

Cash and cash equivalents		$ 22,158
Accounts receivable		5,313
Deferred tax receivable		2,300
TOTAL ASSETS		$ 29,771

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued expenses payable		$ 15,734
SHAREHOLDERS' EQUITY		
Common stock, par value .01, authorized 1,000 shares; issued and outstanding 1,000 shares	$ 10	
Additional paid-in capital	76,990	
Deficit	(62,963)	
TOTAL SHAREHOLDERS' EQUITY		14,037
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 29,771

The accompanying notes are an integral part of this statement.

COGENT ALTERNATIVE STRATEGIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Cogent Alternative Strategies, Inc. (the "Company") began doing business as a registered broker-dealer with the Securities and Exchange Commission in July 2000. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. For income tax purposes, the company reports its income and expenses on a cash basis. Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements, on January 1, 2008. SFAS 157 requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. As of March 31, 2009, management has determined that SFAS 157 bears no material effect on the financial statements as presented.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Funds' tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2008, as deferred, and is to be applied to all open tax years as of the effective date. Management is in the process of evaluating the application of FIN 48 and its impact on the Company's financial statements has not been determined.

3. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with Cogent Asset Management, LLC, an entity controlled by the Company's members. Under this agreement, the affiliated company provides office space, furniture, communication equipment, and other administrative services to the Company. The Company pays for these services on a monthly basis. Fees related to this agreement are reassessed by the affiliated company on a quarterly basis. A total of $25,655 was paid by the Company during the year ended March 31, 2009.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a corporation by the Internal Revenue Service. As a corporation, the Company is subject to both federal and state taxes. At March 31, 2009 the Company had a deferred tax benefit of $2,300.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had net capital of $6,169 which exceeded the minimum requirement of $5,000 by $1,169. The Company's ratio of aggregate indebtedness to net capital was 2.55 to 1.